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Melissa Mueller · 2nd

Co-Founder and Chief Product Officer at SleepSpace

Los Angeles, California, United States ·

Contact info

500+ connections

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SleepSpace

Stanford University

Experience

Co-Founder and Chief Product Officer

SleepSpace · Full-time

Apr 2019 – Present · 2 yrs 5 mos

Founder & UX Design Director

Designery

Jun 2014 – Present · 7 yrs 3 mos

Greater Los Angeles Area

Designery is a user experience and product design studio specializing in enterprise, SaaS, and mobile application design. Services include user research, use case analysis, application/experience maps, wireframes, click-thr ...see more

Agile Technology Product Owner & Leadership Coach

Applied Agile

Mar 2016 – Mar 2018 · 2 yrs 1 mo

Greater Los Angeles Area

Applied Agile is a training organization that coaches leaders and teams to reach their peak performance. We've spent over twenty years training leaders, implementing Agile culture and mining the depths of mindfulness. Our methods int ...see more

Partner Team & UX Lead

OpenHouse, Inc.
Mar 2015 – Nov 2015 · 9 mos
Santa Monica, California

Led teams of business stakeholders, designers, and engineers to craft effective digital marketing campaigns at a real estate startup (since acquired by Quicken Loans). Conducted A/B testing to measure campaign effica ...see more

Senior UX & Product Designer

iRise, Inc.
Feb 2005 – Jan 2015 · 10 yrs
Greater Los Angeles Area

Led cross-functional teams on large-scale user-centered design projects for web-based and
mobile applications in the enterprise space. Managed local and off-site engineering teams to ...see more

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Education

Stanford University

Bachelor of Arts (B.A.), Psychology, Graduated with Honors
1993 – 1997

Art Center College of Design

Graphic Design
2002 – 2004

University of Santa Monica

Spiritual Psychology
2016 – 2017

Skills & endorsements

User-centered Design · 47

iRise Endorsed by **24 of Melissa's colleagues at iRise**

User Experience · 40



Endorsed by **Sarah Kling, who is highly skilled at this**

iRise Endorsed by **20 of Melissa's colleagues at iRise**

User Experience Design · 35



Endorsed by **Kathi McCracken Dente, who is highly skilled at this**

iRise Endorsed by **18 of Melissa's colleagues at iRise**

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Recommendations

Received (0) Given (1)



Kathi McCracken Dente
Lead UX Designer
July 23, 2007, Kathi was senior to Melissa but didn't manage directly

Kathi is a talented designer with a strong understanding of both design aesthetics and the business implications of user interfaces. She's great at leading client meetings and is inspiring to her peers.

Accomplishments

1 **Language**
English

1 **Organization**

AIGA